SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: July 18, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On July 18, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the new settlement system between Rostelecom and regional operators for domestic long-distance (DLD) traffic transit commencing August 1, 2003. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    July 18, 2003               By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      1. English translation of the press release announced the new settlement system between Rostelecom and regional operators for domestic long-distance (DLD) traffic transit

                                                                    Exhibit 1


For Immediate Release
--------------------------------------------------------------------------------

NEW SETTLEMENT SYSTEM TO GO INTO EFFECT ON AUGUST 1, 2003

ROSTELECOM TO BENEFIT FROM MORE TRANSPARENT AND RATIONAL SETTLEMENT FOR DOMESTIC LONG-DISTANCE TRAFFIC WITH REGIONAL OPERATORS

Moscow - July 18, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today welcomed the Anti-Monopoly Ministry of Russia's decision to abolish the existing Integral Settlement Rate
(ISR) for settlements between Rostelecom and regional operators and to approve the new settlement system for domestic long-distance (DLD) traffic transit commencing August 1, 2003.

The new settlement system is in line with established world practices and gives stimulus for the further development of the Russian telecommunications market. This move will significantly improve the transparency and ensure the precision of settlements between operators. Additionally, it will remove the economic rationale for operators to bypass Rostelecom's network, thus increasing the Company's share of traffic volumes and ensuring revenue growth.

The Anti-Monopoly Ministry's resolution abolishes the use of the non-transparent Integral Settlement Rate for settlements between operators. ISR operates through offsetting termination charges between regional operators based on the balance of incoming and outgoing traffic between each two regions, with settlements made for the outgoing traffic only. As ISR is calculated only once a year on the basis of the previous year's data, the system cannot account for changes in incoming and outgoing volumes of operators' traffic during the year, which leads to distortions in settlements. Moreover, lack of actual payment for termination to regional operators opens up opportunities for alternative operators to bypass Rostelecom's network, thus resulting in lower revenue capture.

The new settlement mechanism will move Rostelecom and the regional operators to a transparent direct payment system both for traffic transit through Rostelecom's network and for traffic termination through regional operators' networks. Settlements for one minute of domestic long-distance traffic transit through every 50 kilometers of Rostelecom's network will be carried out using the Linear Settlement Rate determined by the Anti-Monopoly Ministry's Resolution, while settlements for each minute of traffic termination through regional operators' networks will be made using the Termination Settlement Rates previously set by the Ministry.

Importantly for Rostelecom's revenue potential, by enabling the parties to settle for all actual terminated minutes of traffic, the new mechanism will halt the economically unjustified decline in traffic transit rates and provide the incentive for operators to route their traffic through Rostelecom's network. In this way, the new settlement system will ensure equal terms for all operators interconnected to Rostelecom's network on the trunk level, irrespective of ownership.



For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.